

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03052877

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED
DEC 0 1 2003
WASH., D.C.

SEC FILE NUMBER
8-22815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FFMC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Commonwealth Avenue
(No. and Street)

Boston	MA	02215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James F. Quinn, Jr. (617)266-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle
(Name – *if individual, state last, first, middle name*)

70 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James F. Quinn, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FFMC Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of XXXXXXXXX Operations
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FFMC SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED SEPTEMBER 30, 2003 AND 2002

(With Independent Auditor's Report Thereon)



TABLE OF CONTENTS

PMN



INDEPENDENT AUDITOR'S REPORT

FFMC SECURITIES, INC.
Boston, Massachusetts

We have audited the accompanying statements of financial condition of FFMC Securities, Inc. as of September 30, 2003 and 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFMC Securities, Inc. at September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountants

October 22, 2003

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-3400
978/741-4237
Fax No. 978/745-4424

www.pmn.com

FFMC SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

	September 30	
	2003	2002
ASSETS		
Cash and cash equivalents	$ 81,827	$ 48,914
Receivables from non-customers	806	806
Non-allowable receivables from limited partnerships	537,380	778,896
	$ 620,013	$ 828,616
LIABILITIES AND STOCKHOLDER'S EQUITY		
Deferred revenue	$ 537,380	$ 778,896
Accrued federal and state income taxes	2,955	-
	540,335	778,896
Stockholder's equity		
Common stock - $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 50 shares	50	50
Additional paid-in capital	3,495	3,495
Retained earnings	76,133	46,175
	79,678	49,720
	$ 620,013	$ 828,616

See notes to financial statements.



FFMC SECURITIES, INC.

STATEMENTS OF OPERATIONS

	Year ended September 30	
	2003	2002
REVENUES:		
Commissions from sale of limited partnership interests	$ 289,084	$ 305,205
Interest income	184	491
	289,268	305,696
EXPENSES:		
Officers' compensation and commissions	233,200	285,619
Commissions paid to other broker dealers	7,196	6,741
Regulatory fees and expenses	731	285
Other operating expenses	14,422	15,367
	255,549	308,012
EARNINGS (LOSS) BEFORE FEDERAL AND STATE INCOME TAXES	33,719	(2,316)
FEDERAL AND STATE INCOME TAXES	3,761	806
NET EARNINGS (LOSS)	$ 29,958	$ (3,122)

See notes to financial statements.

FFMC SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2003 AND 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
Balance, September 30, 2001	50	$ 50	$ 3,495	$ 49,297
Net loss	-	-	-	(3,122)
Balance, September 30,2002	50	50	3,495	46,175
Net earnings	-	-	-	29,958
Balance, September 30, 2003	50	$ 50	$ 3,495	$ 76,133

See notes to financial statements.

FFMC SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	Year ended September 30	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings (loss)	$ 29,958	$ (3,122)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:		
Decrease in:		
Receivables from limited partnerships	241,516	367,734
Increase (decrease) in:		
Deferred revenue	(241,516)	(367,734)
Accrued federal and state income taxes	2,955	-
Total adjustments	2,955	-
Net cash provided by (used in) operating activities	32,913	(3,122)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayment from related party	-	4,504
Net cash provided by investing activities	-	4,504
NET INCREASE IN CASH AND CASH EQUIVALENTS	32,913	1,382
CASH AND CASH EQUIVALENTS, beginning of year	48,914	47,532
CASH AND CASH EQUIVALENTS, end of year	$ 81,827	$ 48,914
SUPPLEMENTAL DISCLOSURES:		
Cash paid during the year for income taxes	$ 806	$ 806

See notes to financial statements.

PMN

A. Significant Accounting Policies:

Description of business and revenue recognition:

The Company's revenue is principally derived from commissions relating to sales of limited partnership interests in real estate. A portion of those commissions is payable in future installments, contingent upon the real estate venture meeting certain levels of construction and rental performance. The Company recognizes commission revenue when installments are received from the limited partnership.

Deferred revenue on the accompanying statement of financial condition represents commission revenue which will be recognized in future years, if the applicable commitments of the real estate ventures are fulfilled.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company provides for income taxes actually payable and, in addition, provides for deferred income taxes resulting from the temporary difference in reporting income on the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for tax reporting purposes. No significant temporary differences existed at September 30, 2003 or 2002.

Cash and cash equivalents:

For purposes of cash flows, the Company considers money market instruments to be cash equivalents.

B. Related Party Transactions:

FFMC Securities, Inc.'s commission revenue is derived from the sale of limited partnership interests in ventures syndicated by First Financial Management Corporation and First Partners Group, Inc., related parties through common ownership.

C. Net Capital Requirements:

Under the "Net Capital Rule" of the Securities Exchange Commission, the Company is required to maintain net capital of the greater of 1/15th of aggregate indebtedness, or $5,000. At September 30, 2003, net capital and required net capital, computed in accordance with the rules of the Commission, amounted to $78,461 and $5,000, respectively.

D. Contingent Liability:

The Company entered into deferred compensation agreements with its officers for transactions that were consummated prior to January 1, 1994. The agreements require the Company to pay a percentage of fees collected on these prior transactions to the officers in the form of deferred compensation. The payment of deferred compensation is contingent upon the collection of receivables from limited partnerships.

Deferred compensation expense amounted to $24,000 and $65,000 for the years ended September 30, 2003 and 2002, respectively.

E. Concentration of Credit Risk:

At September 30, 2003, the Company maintained a $20,593 balance in a money market account which is not insured.

SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS

FFMC SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 79,678
Non-allowable assets:		
Receivables from limited partnerships	$ 537,380	
Receivables from non-customers	806	(538,186)
Other allowable credits:		
Deferred revenue		537,380
Net capital before haircuts on securities positions		78,872
Haircuts on securities:		
Trading and investment securities		411
Net capital		$ 78,461

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 197
Minimum net capital requirement	$ 5,000
Required net capital	$ 5,000
Excess net capital	$ 73,461
Excess net capital at 1000%	$ 78,165
Ratio of aggregate indebtedness to net capital	$ 0.003 to 1

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued federal and state income taxes	$ 2,955

RECONCILIATION OF NET CAPITAL

Net capital per unaudited X-17a-5	$ 82,230
Adjustments, primarily federal and state income taxes	(2,963)
Increase in non-allowable assets	(806)
Net capital, as above	$ 78,461

FFMC SECURITIES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES EXCHANGE COMMISSION

SEPTEMBER 30, 2003

EXEMPTIVE PROVISION UNDER RULE 15c3-3

A "special account for the exclusive benefit of customers" is maintained.



REPORT ON INTERNAL ACCOUNTING CONTROL

FFMC SECURITIES, INC.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary information of FFMC Securities, Inc. *(the Company)* for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Parent, McLaughlin & Nangle • *Certified Public Accountants, Inc.*

70 Federal Street
Boston, MA 02110-1905
617/426-9440
Fax No. 617/423-3955

175 Paramount Drive
Raynham, MA 02767-1066
508/880-4955
Fax No. 508/823-6976

265 Essex Street
Salem, MA 01970-3400
978/741-4237
Fax No. 978/745-4424

www.pmn.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountants

October 22, 2003

PMN